UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 3, 2022

PONO CAPITAL CORP

(Exact name of registrant as specified in its charter)

Delaware	001-40734	86-2049355
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

643 Ilalo Street, Honolulu, Hawaii 96813

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (808) 892-6611

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, and three-quarters of one Redeemable Warrant.	PONOU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.000001 par value per share	PONO	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	PONOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

As previously announced, Pono Capital Corp (“Pono”) announced a proposed business combination (the “Business Combination”) between Pono and Benuvia, Inc. (“Benuvia”). In connection with the Business Combination, Benuvia will hold meetings consisting of a convertible note financing presentation given by Benuvia’s management team. A copy of this presentation is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

Pono intends to file with the SEC a registration statement on Form S-4 with a proxy statement containing information about the proposed transaction and the respective businesses of Benuvia and Pono. Pono will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. Pono stockholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about Pono, Benuvia, and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to stockholders of Pono as of a record date to be established for voting on the proposed transaction. Stockholders of Pono will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Pono, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and Pono’s other filings with the SEC can also be obtained, without charge, by directing a request to: info@Ponospac.com. The information contained in, or that can be accessed through, Benuvia’s website is not incorporated by reference in, and is not part of, this Current Report on Form 8-K.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act.

Participants in Solicitation

Benuvia and Pono and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Pono stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Pono in Pono’s initial public offering prospectus, which was declared effective by the SEC on August 10, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Pono’s stockholders in connection with the proposed business combination will be included in the proxy statement/prospectus Pono intends to file with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. In some cases, you can identify forward-looking statements through the use of words or phrases such as “may”, “should”, “could”, “predict”, “potential”, “believe”, “will likely result”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would” and “outlook”, or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature, but the absence of such words does not mean that a statement is not forward-looking. These forward-looking statements are not historical facts and are based upon estimates and assumptions that, while considered reasonable by Pono and its management, and Benuvia and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Pono, Benuvia, the combined company or other following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Pono, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Pono or Benuvia as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) Benuvia’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (11) Benuvia’s inability to market its existing drug and develop new drugs for FDA approval; (12) the addressable market Benuvia intends to target does not grow as expected; (13) increased regulatory costs and compliance requirements in connection with drug development; (14) Benuvia’s inability to expand and diversify its manufacturing customer base; (15) the loss of any key executives; (16) the loss of any relationships with key partners; (17) the loss of any relationships with key suppliers; (18) the inability to protect Benuvia’s patents and other intellectual property; (19) lower than expected adoption rates for SYNDROS®; (20) new FDA approved drugs that compete with Benuvia in targeted indications; (21) the inability to initiate and increase engagement with distributors; (22) fluctuations in results of Benuvia’s major manufacturing customers; (23) Benuvia’s ability to execute its business plans and strategy; (24) Benuvia’s ability to maintain sufficient inventory and capacity to meet customer demand; (25) Benuvia’s inability to deliver expected cost and manufacturing efficiencies; (26) general economic conditions and geopolitical uncertainty; and (27) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Pono. See “Summary Risk Factors” in the corporate presentation, which is filed as an exhibit to this Current Report on Form 8-K.

Benuvia Investor Contact:

Erik Fordyce, Head of Investor Relations

Email: efordyce@benuvia.com

Pono Investor Contact:

Dustin Shindo

Pono Capital Corp

Phone: (808) 892-6611

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

99.1	Convertible Note Financing Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PONO CAPITAL CORP

By:	/s/ Dustin Shindo
Name:	Dustin Shindo
Title:	Chief Executive Officer

Date: May 3, 2022